

Mail Stop 3561

April 8, 2010

Dr. L.S. Smith
Chief Executive Officer
DGSE Companies, Inc.
11311 Reeder Road
Dallas, Texas 75229

  RE: **DGSE Companies, Inc.**
      Form 10-K for Fiscal Year Ended December 31, 2008
      Filed March 31, 2009
      File No. 1-11048

Dear Dr. Smith:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        William Thompson
        Branch Chief